Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               September 26, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1237
             Zacks Rank Strong Buy 50 Strategy Portfolio, Series 1
                       File Nos. 333-198607 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter dated September 17, 2014 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1237, filed on September 5, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Zacks Rank Strong Buy 50 Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Final Trust Portfolio Construction Screen

      1. The first sentence in the first paragraph of this section states that the "asset segments" are combined to form the final portfolio. Please disclose what asset segments are being combined. Also, the second sentence in this paragraph states that an eligible security "with liquidity of less than the estimated total dollar value of the security as of the Security Selection Date" will be removed from the trust portfolio. Please provide a definition of "liquidity" in this section, and clarify what is meant by the term "estimated total dollar value of the security."

      Response: In response to your comment, the reference to "asset segments" has been removed. The language now reads "the securities are combined to form the final portfolio." In addition, the phrase "with liquidity of less than the estimated total dollar value of the security as of the Security Selection Date" has been revised disclosure has been revised to define "liquidity" as the price times average three month trading volume. Estimated total dollar value is the total dollar position that must be purchased for each security. If liquidity is less than this amount, the security will be removed from the Trust.

      2. The third paragraph of this section states that, if the Final Trust Portfolio Construction Screen results in the selection of a "non-MLP security" that is not treated as a corporation for tax purposes, the non-MLP security will be eliminated and a different security will be selected. Since the second bullet point in the Security Selection section eliminates all MLPs from consideration for the final portfolio, please revise this disclosure by eliminating the term "non-MLP."

      Response: The disclosure has been revised in response to your comment.

Investment Summary -- Hypothetical Performance Information

      3. The first paragraph following the hypothetical return tables states that the Hypothetical Strategy figures reflect the deduction of the maximum sales charge for the first year, and a reduced sales charge in the remaining years. Please also disclose in this paragraph whether the annual operating expenses of the Trust are reflected in the hypothetical return tables.

      Response: The disclosure has been revised in response to your comment.

Investment Summary -- Principal Risks

      4. The second bullet point in this section provides the risks of the Trust s investments in foreign securities. Please explain to us whether the Trust will invest in securities of emerging market countries and, if so, provide corresponding disclosures in the discussions of the Trust s principal investment strategies and principal risks.

      Response: The Trust will not invest in foreign securities and accordingly the disclosure regarding foreign securities has been eliminated.

      5. Please provide a risk specific to the Trust, i.e., the possibility that the common stocks selected using the model may perform poorly.

      Response: The disclosure has been revised in response to your comment.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren